DEBENHAMS

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

RECEIVED
2007 FEB 27 A 8:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No: *82-34989*

07021374

19 February 2007

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 31 January 2007 to 15 February 2007. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Sarah Carne
Assistant Company Secretary

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

dw 2/28

Word/sarah/dbpc/sec/l-usa

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 15/02/2007

RNS Number:3132R
Debenhams plc
15 February 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

New Transparency Directive Requirement

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Wellington Management Company, LLP

4. Full name of shareholder(s) (if different from 3):

Bank of New York Nominees LTD
BBH ISL Nominees LTD
Goldman Sachs International
HSBC
JP Morgan Chase Limited
Mellon Nominees (UK) Limited
Nortrust Nominees Limited
ROY Nominees Limited
State Street Nominees Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

30th January 2007

6. Date on which issuer notified:

14th February 2007

7. Threshold(s) that is/are crossed or reached

4.04%

8. Notified details:

A: Voting rights attached to shares

Resulting situation after the triggering transaction: Number of ordinary shares 34,721,468 (direct), Number of voting rights: 34,721,468 (direct), % of voting rights: 4.04% (direct).

B: Financial Instruments

N/A

Total A +B

34,721,468 = 4.04% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Bank of New York Nominees LTD	626,896 shares
BBH ISL Nominees LTD	357,484 shares
Goldman Sachs International	3,966,125 shares
HSBC	1,354,967 shares
JP Morgan Chase Limited	2,414,891 shares
Mellon Nominees (UK) Limited	2,520,574 shares
Nortrust Nominees Limited	1,941,420 shares
ROY Nominees Limited	1,753,698 shares
State Street Nominees Limited	19,785,413 shares

Proxy Voting:

10. Name of the proxy holder:

Wellington Management Company, LLP

11. Number of voting rghts proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

END
HOLILFFIFAIELID

RNS Number:8692Q
Debenhams plc
07 February 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

Declaration of Major Shareholding as per FSA Transitional Provision 7.

3. Full name of person(s) subject to the notification obligation:

BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

n/a

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[i]:

6 February 2007

6. Date on which issuer notified:

6 February 2007

7. Threshold(s) that is/are crossed or reached

5%

8. Notified details:

A: Voting rights attached to shares

Situation previous to the Triggering Transaction: N/A

Resulting situation after the Triggering Transaction: 52,348,748 ordinary shares of 0.01p each (ISIN Code: GB00B126KH97), Number of voting rights: 52,348,748 (indirect), % of voting rights = 6.09% (indirect).

B: Financial Instruments

N/A

Total A +B

52,348,748 voting rights = 6.09% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

BlackRock Investment Management (UK) Limited - 52,348,748 (6.09%)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting irghts proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

n/a

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

END

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 31/01/2007

RNS Number:4840Q
Debenhams plc
31 January 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An event changing the breakdown of voting rights.

3. Full name of person(s) subject to the notification obligation:

Merrill Lynch & Co., Inc.

4. Full name of shareholder(s) (if different from 3.):

ML IBK Positions, Inc.
ML Cayman Positions, Ltd
ML Global Private Equity Partners, L.P.
Merrill Lynch Ventures L.P. 2001

5. Date of the transaction (and date on which the threshold is crossed or reached if different)(i):

29 January 2007

6. Date on which issuer notified:

31 January 2007

7. Threshold(s) that is/are crossed or reached

7%

8. Notified details:

A: Voting rights attached to shares

Situation previous to the Triggering Transaction: 61,739,512 ordinary shares of 0.01p each

Resulting situation after the triggering transaction: 61,739,512 ordinary shares, Number of voting rights: 61,739,512 (indirect), % of voting rights: 7.2%

(indirect).

B: Financial Instruments

N/A

Total A +B

61,739,512 voting rights = 7.2% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Merrill Lynch & Co, Inc. is the ultimate parent company of the four shareholders listed above. It holds 100% of the share capital of ML IBK Positions, Inc. and ML Cayman Positions, Ltd through Merrill Lynch Group, Inc, and Merrill Lynch International Incorporated, respectively; it holds 100% of the share capital of the general partner of ML Global Private Equity Partners, L.P. through Merrill Lynch Group, Inc; and it holds 100% of the share capital of the general partner of Merrill Lynch Ventures L.P. 2001 through Merrill Lynch Group, Inc. The general partner of ML Global Private Equity Partners, L.P. is Merrill Lynch GP, Inc. and the general partner of Merrill Lynch Ventures L.P. 2001 is Merrill Lynch Ventures, LLC.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting irghts proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

There has been no change in the Merrill Lynch & Co., Inc's notifiable interest in Debenhams plc as a result of the change in the breakdown of voting rights as disclosed on this form. The number of shares remains the same as that disclosed by Debenhams in its 2006 Annual Report.

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

END

DEBENHAMS PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007

END